

Mail Stop 4631

July 28, 2009

Mr. Hon Wan Chan
Sino Clean Energy Inc.
Room 2205, Suite A, Zhengxin Building
No. 5 Gaoxin 1st Road, Gao Xin District
Xi'an, Shaanxi Province
People's Republic of China

> **RE: Sino Clean Energy Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed April 3, 2009**
> **File #0-51753**

Dear Mr. Chan:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 8. Financial Statements, page 24
Note 2. Summary of Significant Accounting Policies, Revenue recognition, page F-9

1. We note your reference to "acceptance by the customer" in regard to return allowances. With a view towards future disclosure, please provide us a specific

and comprehensive explanation of the acceptance provisions included in your revenue arrangements. Please tell us when and how customer acceptance occurs and if and how that is considered in your revenue recognition policy.

Note 4. Deposits and Prepayments, page F-14

2. Based on your current disclosures please explain to us:

- why you believe prepayments related to construction in progress and machinery purchases are appropriately classified as current assets and the related cash flows are appropriately classified as operating cash flows; and
- the specific facts and circumstances related to the prepayment for research and development, including why you believe the prepayment is appropriately classified as an asset.

Note 5. Government Grant Receivable, page F-15

3. Please explain to us when and how you determine it is appropriate to record government grant receivables and help us understand when and why the government is obligated to make these payments to you. Also, please explain to us why you believe the related cash flows are appropriately classified as financing cash flows.

Note 15. Commitments and Contingencies, page F-20

4. Please revise future filings to clarify how the pricing of coal inventory purchase contracts are determined. If applicable, please also revise MD&A in future filings to address any potential risks and uncertainties related to the pricing terms of such contracts.

Item 9A. Controls and Procedures, page 25

5. We note your statement that your disclosure controls and procedures were effective subject to certain material weaknesses in your internal control over financial reporting. Given the exceptions noted, it remains unclear to us whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosures explaining how your disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should

not, however, provide a conclusion similar to your current disclosure, which appears to us to indicate that your disclosure controls and procedures are effective except to the extent that they are not effective. Also, if you continue to include the definition of disclosure controls and procedures in your conclusion regarding effectiveness, please ensure that you include the full two part definition.

6. In future filings, please ensure that your disclosure related to changes in internal control over financial reporting relate to the appropriate period (the last fiscal quarter) as required by Item 308T(b) of Regulation S-K.

Exhibit 31.1 and 31.2

7. We note that your certifications omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting as required by Item 601 of Regulation S-K. This language became required when you began including a report by management on the effectiveness of the company's internal control over financial reporting as disclosed in Item 9A of your Form 10-K. Please amend your Form 10-K to include the aforementioned language in your certifications. Please note that when you amend your Form 10-K to provide the revised 302 certifications, the certifications should refer to your amended filing in the first paragraph. Also, you only need to include Item 9A(T). Controls and Procedures and Item 15. Exhibits and Financial Statement Schedules, as such you do not need to include paragraph 3 of the certifications.

Form 10-Q for the quarterly period ended March 31, 2009

Results of Operations, page 17

8. In all future annual and quarterly filings, please provide a more specific and comprehensive qualitative and quantitative discussion of the reasons for significant changes in your results from period-to-period. Your discussion should include, but not be limited to, the following:

- Quantify and discuss all significant factors that impacted your revenue. For example, please disclose the amount of revenue that was generated from additional customers. Please also disclose the impact of changes in volume and pricing on your results.
- Quantify and discuss any negative factors impacting your profitability.
- Quantify and discuss the impact of changes in costs of raw materials, direct labor and manufacturing overhead, and depreciation of plant and machinery on your results. Please also address any known trends or events that may or will impact future results. In this regard, we note the significant increase in plant and machinery during 2008 that we assume will impact future depreciation expense.

- Provide a comprehensive discussion of your ability to obtain or receive funds from the VIE. If applicable, please address any liabilities or obligations you have, including your ability to fund such amounts.

We remind you that management's discussion and analysis in all future annual and quarterly filings should include meaningful information to enhance overall financial disclosure, provide narrative explanation of the company's financial statements, enabling investors to see the company through the eyes of management, and provide information about the quality of, and potential variability of, the company's earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance. Please refer to Release No. 33-8350, *Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* for further guidance.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief